

April 15, 2206

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:     Vanguard World Fund
        Issuer CIK:        0000052848
        Issuer File Number:        811-01027 / 002-17620
        Form Type:        8-A12B
        Filing Date:        April 15, 2206


To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Vanguard Developed Markets ex-US Growth Index ETF and Vanguard Developed Markets ex-US Value Index ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, ETP Issuer Services